UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Amendment  No. 1)
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Sunpharm Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
86764810
(CUSIP Number)



 CUSIP No.   86764810
(1)	Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of
    Reporting Persons

    Union Bank of Switzerland, None


(2)	Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
             Switzerland


Number of Shares Beneficially Owned by Each Reporting Person With
(5)
Sole Voting Power


(6)
Shared Voting Power


(7)
Sole Dispositive Power


(8)
Shared Dispositive Power



(9)  Aggregate Amount Beneficially Owned by Each Reporting Person



(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)



(11) Percent of Class Represented by Amount in Row (9)



(12)Type of Reporting Person (See Instructions)
BK

Item 1 (a)
Name of Issuer:

Sunpharm Corporation


Item 1 (b)
Address of Issuer's Principal Executive Offices:
4651 Salisbury Road, Suite 205, Jacksonville, Fl 32256


Item 2 (a)
Name of Persons Filing:


 Union Bank of Switzerland


Item 2 (b)
Addresses of Principal Business Offices or, if none, Residence:
Bahnhofstrasse 45, 8021 Zurich, Switzerland


Item 2 (c)
Citizenship:

 Switzerland


Item 2 (d)
Title of Class of Securities:


Common Stock


Item 2 (e)
CUSIP Number:

86764810

Item 3
If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b),



Check whether the person filing is a:



(a)      Broker or Dealer registered under Section 15 of the Act



(b) X  Bank as defined in section 3(a) (6) of the Act
       (Note: Union Bank of Switzerland is classified pursuant to no-action relief by the staff of the Securities and Exchange Commission in a letter dated November 1992.)

(c)    Insurance Company as defined in section 3(a) (19) of the Act

(d)    Investment Company  registered under section 8 of the Investment
        Company Act

(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see sect 240.13d-1(b) (1) (ii) (F).

(g) Parent Holding Company, in accordance with sect 240.13d-1(b) (ii) (G) (Note: See Item 7)

(h)   Group, in accordance with sect 240.13d-1(b) (1) (ii) (H)


Item 4
Ownership

The percent of class owned as of December 31, 1997 did not exceed five percent.

Item 5
Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. X

 6 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8  Identification and Classification of Members of the Group

Not Applicable

Item 9  Notice of Dissolution of Group

Not Applicable


Item 10 Certification

Not Applicable



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 17, 1998


Union Bank of Switzerland


By:

Name: Robert C. Dinerstein

Title:  Senior Managing Director
          and General Counsel



By:


Name:  Janet R. Zimmer

Title:  Managing Director